iba®

Investor Deck



ZERO SUGAR
150 MG CAFFEINE
iba
Plant-powered Energy Drink
Black Cherry
Naturally Flavored
12 FL OZ (355mL)
Lime & Mint
Tropical Orange

@drinkibaenergy

www.drinkiba.com

where is the problem?

Too Much Sugar & Bad Stuff

The Average American consumes 152 lbs of sugar per year or 3 lbs per week

42% of all Americans are obese

Most major energy drinks are full of sugars and unhealthy ingredients



Focus on Male Consumers

Traditional energy drink market segment focuses on men 18-34

Female consumers are overlooked with few brands addressing their specific needs and wants



Clean & Functional

Consumers are demanding cleaner products, 72% want more transparency

The majority of energy drinks use synthetic ingredients

Consumers want more function from their energy drinks



Sources: National Center for Complementary and Integrative Health; NIH; IFIC Food & Health Survey Report 2022; Food Industry Association (FMI)

our mission



iba is a lightly sparkling, plant-powered energy drink that delivers a clean, natural alternative to the traditional energy drink market; iba transports your mind & body to the healthy and joyful energy of Brazil

MENTAL ACUITY ✸ CLEAN ENERGY ✸ IMMUNITY BOOST

Simple ingredients. Clean formula.
No artificial flavors or sweeteners.
Zero sugar.

150mg Plant Based Caffeine

Botanically Infused

High Potency Vitamin C

Naturally Sweetened

NON GMO Project

Vegan



BRAZILIAN SUPERBLEND
ZERO SUGAR
WOMEN OWNED
ZERO SUGAR
iba
Plant-Powered Energy Drink
Lime & Mint
Naturally Flavored
12 FL OZ (355mL)

how we're different

Zero sugar. Less ingredients. More functionality. Tastes great.

ENERGY OF BRAZIL

superblend

Proprietary blend of natural + functional superfood ingredients native to Brazil.



Acerola Cherry

One of the world's best sources of Vitamin C

IMMUNITY BOOST



Copaiba

Comes from inside the tree

IMMUNITY BOOST



Guarana

Helps to improve mental acuity + focus

MENTAL ACUITY



Green Coffee

Healthy + natural source of caffeine

ENERGY

* We have partnered with leading US suppliers that import the ingredients from Brazil. These companies already have all the required certifications, safety protocols and approvals required by FDA. Once we achieve scale, the plan is to partner with producers that support local communities and sustainability practices.

market opportunity

Total Addressable Market (TAM) North American Functional Beverage (EST 2022) (8.9% CAGR)

Functional Beverage Energy Drink Segment TAM (EST 2022) (6.8% CAGR)

Natural "Better For You" Energy Drink Segment of Functional Beverage TAM (EST 2022) (20.0% CAGR)


$60.57B
$25.02B
$7.5B

Sources: Precedence Research "Functional Beverage Market" report June 2022; Statista Jan 2022; Energy Drinks market in the US. Insight Ace Analytics "Global Functional Beverages Market" report March 2022

target audience: *conscious hustler*

Ages 25-45

Gender Neutral (female skew)

Urban Living

College Educated

FT or Self-employed

Key Consumption Trends

- Spends towards healthier, lower sugar drinks
- Invests towards plant-based & products that are better for the planet
- Demands for more functionality - immunity, cognitive support, and added vitamins



Go-getters & builders of careers, families, + communities



Believers in conscious living + preventative health



Professional, well educated, & discerning shoppers



Trend followers driven by new innovation



Big believers in anything plant-based



Time-strapped, convenience seekers

Functional “Better for You” Energy


NATURAL
LESS FUNCTION
MORE FUNCTION
ARTIFICIAL
WHITE SPACE
ORIGINAL
SAMBAZON
AMAZON ENERGY
BERRY AÇAI
oca
PLANT-BASED ENERGY DRINK
ZERO SUGAR
iba
Plant-powered Energy Drink
Tropical Orange
COSMIC STARDUST
Alani
ENERGY
UPTIME
ZOA
ZERO SUGAR
SUPER BERRY
CELSIUS
SPARKLING

how iba stacks up


ZERO SUGAR
iba
Plant-powered Energy Drink
Lime + Mint

BERRY AÇAI
oca
PLANT-BASED ENERGY DRINK

UPTIME
ORIGINAL CITRUS
SUGAR FREE

CELSIUS
SPARKLING
MANGO PASSIONFRUIT

Alani
ENERGY

FROSTED GRAPE
ZOA
ZERO SUGAR

Sugar	0g	9g	0g	0g	0g	0g
# of Ingredients	10	9	13	18	25	26
Functionality	Energy, Focus, Immunity	Energy	Energy, Focus	Energy, Burn Fat, Metabolism	Energy	Energy, Focus, Immunity
Signature Blend	Guarana, Green Coffee, Acerola + Copaiba	Tapioca from Cassava root	L-Theanine, Ginseng Root, Angelic Root, Coenzyme Q10	Metaplus Proprietary Blend	B Vitamins, L- Theanine	Vitamins, Electrolytes, Camu Camu
Artificial Ingredients	NO	NO	YES	YES	YES	YES
Naturally Sweetened	YES	YES	NO	NO	NO	NO
Calories per serving	10	60	5	10	10	10

go to market strategy

amazon

pirawna

KeHE elevate

KeHE 2023 TRENDfinder EVENT GOLDEN TICKET

LIPARI



RETAIL BRICK & MORTAR
DIRECT TO CONSUMER
INSTITUTIONAL
iba



iba
iba
iba
Plant-Powered Energy Drink
Black Cherry
Lime & Mint
Tropical Orange

iba Healthy Energy Drink, Variety Pack, Clean Energy, 0 Sugar, Sparkling, Low Calori...

Variety Pack

12 Count (Pack of 12)

Options: 4 flavors

59

$29.99 ($2.50/Count)

Save more with Subscribe & Save

FREE delivery on $35 shipped by Amazon.

Add to cart

OMNI CHANNEL FOCUS
iba targeting multiple channels - DSD, Specialty, Wholesale & Direct to Warehouse with a focus on retail brick & mortar

retail brick & mortar strategy

SALES EXECUTION: Strategy focuses on regional geography - Master those markets before expansion. iba officially launched with KeHE in April 2024. In addition, we have been selected to launch with HEB/Central Market in Texas, July 2024. Our plan is to scale through an already contracted fractional sales company that has existing relationships, knows the sales cycle and could open doors with regional/national retailers. This fractional model will eventually transition to company employees.

2024
500 Doors

2025
1500 Doors

2026
3000 Doors

2027
5000 Doors

2028
7000+ Doors

Forward looking projections are not guaranteed.


CELSIUS
SPARKLING
KEVITA
iba
PLANT PRESS

marketing support

- Quarterly Promotions
- Regular In-Store Demos & Sampling
- Necker Coupons & Shelf Talkers
- Strong Brand Merchandising Team
- Social Media / Influencers / Brand Ambassadors
- Community Events
- College Field Marketing + Ambassadors
- Email Marketing, SEO, Geo-targeted ads to drive to retail

marketing execution

Social Media & Influencers



Plant-Powered Energy Drink
Clean, simple formula. Nothing artificial. Zero sugar, sweetened with allulose.
ENERGY OF BRAZIL
iba
@ibaenergy
@drinkibaenergy
#energyofbrazil
Black Cherry
Lime & Mint
Tropical Orange
Clean, simple formula with no artificial ingredients. Zero sugar, sweetened with allulose.
Plant-Powered Energy Drink
Transport your mind • body to the energy of Brazil
Immunity Boost
Women Owned
Zero Sugar
Naturally Sweetened
Botanically Infused
Vegan
High Potency Vitamin C
50mg Plant Based Caffeine
Non GMO

Brand Collateral





Zero Sugar
iba
Black Cherry

Community Events



Reels
FUEL YOUR DAY WITH PLANT POWERED ft : IBA
carlyshasho and drinkibaenergy
new fave drink
terra.mae.13
New HGW essential @drinkibaenergy
drinkibaenergy
Find Us
Reviews
Superblend
BTS
Flavors

Direct to Consumer Controlled Approach

A phased approach that will aim to build direct relationships, support trial, and provide convenience.

Phase 1

Introduce digital commerce sign up experience to capture interest and build community (SOFT LAUNCH). Launch direct eCommerce sales and fulfillment on drinkiba.com (support trial initiatives + swag + set up 3PL partner)

Phase 2

Support retail expansion leveraging 3rd party delivery platform (Amazon, Go Puff, Gorillas) with native promotion campaign.

Phase 3

Expand 3rd party delivery platform partnerships, distribution, accelerate online promotions and promote loyalty and database-building initiatives - These aim to optimize the consumer journey across digital touch points; from awareness down to advocacy.



Overall Pick
iba Healthy Energy Drink, Variety Pack, Clean Energy, 0 Sugar, Sparkling, Low Calorie, Plant...
Variety Pack
12 Count (Pack of 12)
Options: 4 flavors
47
50+ bought in past month
$29.99 ($2.50/Count)
Save more with Subscribe & Save
FREE delivery Sat on $35 of items shipped by Amazon
Or fastest delivery Wed
Only 14 left in stock - order soon.
Add to cart

iba Leadership



Flavia Baggio Greenwood
Founder/CEO

A native of Brazil and formerly served as the US General Manager for a Brazilian hardwood flooring business, helping to successfully establish their presence in the US market.

She is a graduate of the prestigious Fundacao Getulio Vargas (FGV) school in Brazil and attended for 6 months at Bocconi University in Italy during her degree. She resides in Miami, Florida, speaks four languages and enjoys kite- surfing, traveling and spending time with family.



Jodie Doyle
Founder/ Strategic Advisor

He currently serves as the President of Indusparquet USA. He has considerable experience in both the deployment and management of remote sales teams as well as serving his company with both supply chain and marketing functions. Flavia and Jodie have met and developed great relationship while working together in the flooring industry since 2019.

Jodie and his wife Kelly have three children. They are both proud graduates of the University of Dayton (OH) and they currently reside in Louisville, Kentucky.

strategic advisor



Vanessa Dew

Founder

Health-Ade Kombucha

Vanessa co-founded Health-Ade in 2012 alongside her best friends and husband-and-wife team, Justin and Daina Trout. She recently exited their business after a successful sale of the business to First Beverage Group and has agreed to join iba Energy Drink's co-founders Flavia Baggio and Jodie Doyle in a strategic advisory role. During her time at Health Ade, they raised almost $50 million to create the industry's biggest kombucha beverage brand. Her main role at Heath-Ade was on the sales and marketing side, where she served as Chief Sales Officer. They grew the company from an LA Farmer's Market staple to a brand now available in 30,000 stores including Whole Foods, Target and Trader Joes.

Originally from Los Angeles, Dew received her BS in Biochemistry from UC San Diego and an MBA from the University of Southern California. She constantly gives back to the community and serves as a USC Marshall Mentor, advises several, young CPG companies, and is an active member of the Female Founder Collective, Entrepreneur's Organization (EO) and Asian Business Association (ABA).



financial projections


Five Year Operating Performance
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$-
$304,781
$3,530,684
$6,494,901
$11,819,746
$16,178,993

Year	2024	2025	2026	2027	2028
Total Sales	$304,781	$3,530,684	$6,494,901	$ 11,819,746	$ 16,178,993

Forward looking projections are not guaranteed.

Desired Funding/Use of Proceeds

People/Team Build
Plan utilizes fractional sales and marketing until we add company employees - These will serve in mainly sales, marketing and operational roles


15%
20%
45%
20%

Inventory
In addition to utilizing sales revenue, portion of raise used for both finished product inventory and ingredient backup

Sales & Marketing
Sales and marketing spend will be heavier requirement in first two years as we build community and brand awareness

Working Capital
Keeping small amount of capital on hand for immediate needs or to take advantage of opportunity


iba
Plant-Powered Energy Drink
Black Cherry
Naturally Flavored
ZERO SUGAR
ZERO SUGAR
iba
Plant-Powered Energy Drink
Tropical Orange
Naturally Flavored
Lime & Mint
Naturally Flavored

iba

thank you!

@drinkibaenergy
drinkiba.com

Questions?
jodie@drinkiba.com
flavia@drinkiba.com